Exhibit 99.79

NexGen Commences 35,000 m Winter Drill Program at Rook I

Vancouver, BC, January 23, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to announce that the winter 2017 drill program has now begun at the Company’s 100% owned, Rook I Property, Athabasca Basin, Saskatchewan.

The winter 2017 program will consist of a minimum 35,000 m of diamond drilling using seven drill rigs. Four drill rigs are now fully operational on the Arrow Deposit directed at continued expansion as well as delineation drilling. The remaining three drill rigs are on site, and will commence drilling on or before January 26, 2017 with one additional rig to be added on to Arrow (total of 5 rigs dedicated to Arrow expansion and delineation drilling), one rig on the northeast ZTEM target (600 m northeast of Arrow), and one rig on the southeast VTEM target (400 m southeast of Arrow). The winter 2017 program is budgeted at C$14M and is fully funded with cash on hand of approximately C$70M.

Three Primary Objectives of the Winter 2017 Drill Program:

1.	Growth of the Arrow Deposit through continued aggressive step-out drilling focused on expanding known mineralization. This includes identifying new zones of mineralization by drilling large, untested portions of all of the shears at Arrow both laterally and along strike.

2.	Continued infill drilling at Arrow to tighten drill spacing from more than 50 m by 50 m down to 25 m by 25 m spacing in preparation of development studies and planning.

3.	Assessment of high priority regional targets that are in close proximity to the Arrow Deposit including targeting potentially new shear zones northwest and southeast of Arrow.

Continued expansion of the Rook I camp, environmental and engineering studies will be carried out in conjunction with the winter drill program. The Rook I camp has undergone infrastructure expansion to accommodate increased exploration/development activity and personnel.

Leigh Curyer, Chief Executive Officer, commented: “The team is thrilled to begin the eagerly anticipated winter 2017 drill campaign. This program is directed at further expanding and defining Arrow together with testing high priority regional targets beyond the updated Arrow mineral resource estimate scheduled for late Q1/Q2 (which is based on drilling completed to the end of 2016). In addition, environmental and engineering studies are advancing throughout 2017 which will be incorporated into the various feasibility studies in the future.”

Drilling at the Arrow Deposit:

Five drill rigs will be utilized on the Arrow Deposit with drilling to focus on resource expansion and the discovery of new lenses in large untested areas of all the mineralized shears (A1 to A5). In addition, tightening drill hole spacing (25 m by 25 m) in proximity to strongly mineralized zones within the A2 and A3. All rigs at Arrow will utilize Devico directional drilling technology.

Drilling Regional Targets within the Patterson Corridor:

Targeting will focus on the recent ZTEM anomalies that correlate strongly with existing target areas in close proximity to the Arrow Deposit. Drilling will focus on geophysical signatures that have similarities to that of the Arrow Deposit, and include but are not limited to: ZTEM resistivity lows, offset and broken VTEM conductors, strong low or steep gradient in the magnetic and gravity data. These include potentially targeting new shear zones northwest of the A1 shear and southeast of the A5 shear (see Figure 1).

Project Development Activities:

NexGen is rapidly advancing Arrow towards development whilst expanding the resource base. Camp facilities will continue to expand in 2017 to accommodate these activities although most major preparations ahead of development activities were undertaken in 2016 including completion of a 13km all-weather access road. Geotechnical, hydrogeological, metallurgical, community consultation, and environmental studies are continuing concurrently with the winter drill program and beyond. These studies will form the basis of further development work including development studies and permitting activities.

Figure 1: Winter 2017 Drill Target Areas with ZTEM Apparent Resistivity

Legend
Winter 2017 Proposed
Previously Drilled Holes
Rook I Property Boundary
VTEM Conductor
Apparent Resistivity
Arrow Deposit
180 m SW Zone
Northeast Extension
Cannon
N
Southeast Extension
Mirror
Arrow Trend Southwest
Camp East
NexGen Energy Ltd.
Regional Target Areas
Winter 2017
Scale 1:25000
250 0 250 500 750 1000
(meters)
NexGen Energy Ltd.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and the completion of an updated mineral resource estimate. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, pending assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.